UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41359

Belite Bio, Inc

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant´s name into English)

12750 High Bluff Drive Suite 475,

San Diego, CA 92130

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On April 25, 2024, Belite Bio, Inc (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an institutional investor, relating to the registered direct offering (the “Offering”) of 651,380 American Depositary Shares, or ADSs, each representing one ordinary share, and warrants to purchase 651,380 ordinary shares represented by ADSs, at a price of $38.38 per ADS and accompanying warrant. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $44.14 per ADS. The gross proceeds to the Company from the Offering are expected to be approximately $25 million (before any warrant exercise), before deducting the expenses payable by the Company. The Offering is expected to close on or about April 30, 2024, subject to the satisfaction of customary closing conditions.

The Offering was made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-272125), which was declared effective on May 30, 2023.

A copy of the Securities Purchase Agreement is attached hereto as Exhibit 1.1 and is incorporated herein by reference. A copy of the form of warrant is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The foregoing descriptions of the Securities Purchase Agreement and warrants do not purport to be complete and are subject to and qualified in their entirety by reference to, the Securities Purchase Agreement and form of warrant, which are attached hereto as Exhibits 1.1 and 4.1, respectively, and are incorporated herein by reference.

This Report on Form 6-K shall be deemed to be incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933, and shall be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit 1.1 — Securities Purchase Agreement

Exhibit 4.1 — Form of Warrant

Exhibit 99.1 — Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belite Bio, Inc

By:	/s/ Yu-Hsin Lin
Name:	Yu-Hsin Lin
Title:	Chief Executive Officer and Chairman

Date: April 25, 2024